HARMONY LOGO
HARMONY GOLD MINING COMPANY LIMITED

First Floor 4 The High Street	Suite No 1 Private Bag X1	T+27 11 684 0140	NYSE trading symbol HMV
Melrose Arch Melrose North	Melrose Arch 2076	F+27 11 684 0188	JSE trading symbol HAR
2196 Johannesburg	Johannesburg South Africa	www.harmony.co.sa
Jennifer Goeken
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington,
D.C. 20549-7410
26 April 2007
Dear Ms Goeken,
Re: Review of 20-F for Harmony Gold Mining Company Limited (the “Company”) for the fiscal year ended June 30, 2006
Reference is made to the comment letter to the Company dated March 30, 2007 (the “Comment Letter”), which was sent by fax to the Company on that date and also sent by post, postmarked April 12, 2007 and received by the Company April 23, 2007. As discussed on the telephone this afternoon with Julie Lasso of Hogan & Hartson, the Company’s US legal advisors, the Company did not receive the fax copy of the Comment Letter and therefore was not aware of its existence or contents until informed by its legal advisors on April 19, 2007 after you had contacted them.
The Company is now in the process of reviewing the Comment Letter and will make every effort to respond in a timely manner. Given the technical nature of many of the questions relating to its mining operations, it will need to consult with its engineering staff as well as its external accountants and consultants. Accordingly, the Company expects to complete its response to the Comment Letter by May 18, 2007, with the exception of Comment #11, which we believe will take the Company several months to create, and if acceptable, the Company will include these maps at the latest in its upcoming 20-F for the fiscal year ending June 30, 2007.
Thank you for your consideration.
Yours sincerely
/s/ Marian van der Walt
Company Secretary
Harmony Gold Mining Company
cc: Ms. Nomfundo Vuyiswa Lila Qangule
      Chief Financial Officer
Directors: P T Motsepe* (Chairman), Z B Swanepoel (Chief Executive), J A Chissano+#, ` Dr D S Lushaba*, FT de Buck*, M Motloba*, N V Qangule, C M L Savage*
*Non-Executive; #Mozambiquen
Secretary: M P van der Walt
Registration Number: 1950/038232/06